*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Cutter & Buck Inc.

March 29, 2006

Mr. George F. Ohsiek, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20002

Cutter & Buck Inc.

Form 10-K for Fiscal Year Ended April 30, 2005

Form 10-K/A for Fiscal Year Ended April 30, 2005

Forms 10-Q for Fiscal Quarters Ended July 31, 2005 and October 31, 2005

Filed July 14, 2005, August 26, 2005, September 9, 2005 and December 9, 2005

File No. 0-26608

Dear Mr. Ohsiek,

This letter responds to the follow up comments of the Staff set forth in your letter dated February 16, 2006, which was a follow up to our response to you dated February 10, 2006, regarding your letter dated January 27, 2006.

Form 10-K for Fiscal Year Ended April 30, 2005

Notes to Consolidated Financial Statements, page 32

In order for you to better understand how we concluded that we have only one operating segment we provide the following:

•      The Company’s “chief operating decision maker” (“CODM”) is our CEO, Ernest R. Johnson.

•      Attachment A includes an organizational chart detailing our management structure under the CODM.

Under separate cover, we are also supplementally providing you with: (i) copies of the management reports used by the CODM for our most recent fiscal year end (April 30, 2005) and fiscal quarter (January 31, 2006); and (ii) copies of the packages provided to our Board of Directors for the year ended April 30, 2005 and the quarter ended January 31, 2006.

Our CODM makes resource allocation and investment decisions based on the overall financial performance of the Company, such as total net sales, total gross margin, overall operating expenses, pre-tax income and net income. We track certain financial measures by

March 29, 2006	Confidential Treatment Requested by
Mr. George F. Ohsiek, Jr.	Cutter & Buck Inc.

business unit for trend information and accounting control, but resource allocation and investment decisions are not made based on those measures. Rather, these decisions are made based on what overall spending levels the Company can afford, and how those expenditures can be best leveraged across all business units. Our business units are largely inter-dependent. For example, the success of our selling through our Golf channel drives business in our Corporate channel because the people making the buying decisions for our Corporate customers are often influenced by the success of our Golf business unit because many corporate executives are also golfers. The same is true about the dependency of our Specialty Retail business unit on the success of our Golf business unit. Many golfers shop for golf clothing at stores that are in our Specialty Retail channels. Therefore a large percentage of our operating activities supports and promotes all business units because the customers we target and the products we sell are the same across all channels. Our sales materials are normally developed to be used across all business units. The business units are different distribution channels through which we access our single target consumer.

The primary measure that the CODM uses to allocate resources is revenue. Operating performance for each channel is evaluated primarily on revenue which we do track and report both internally and externally by channel. Each channel has a sales channel manager who reports to one of our two general managers. The CODM holds the general managers and the sales channel managers responsible for delivering the sales results. However, pricing and discounting policies, which drive our gross margins, are made primarily on a global basis. Because our sales channels target the same consumer, we maintain uniform pricing across all wholesale channels. We occasionally take advantage of certain promotional opportunities based on seasonality, which can vary from channel to channel, but overall pricing is managed globally. And because all channels are selling the same products, subject to slight product mix variations, our primary channels exhibit similar gross margins.

As you can see in the supplementally provided management and Board reports, we also track gross margin and direct selling costs for each of our business units.

The gross margin reported for each business unit is a “direct gross margin” which represents the net sales price of an item sold less the standard cost of that item. As explained in our previous correspondence, this measure is used to indicate trends and influences in the Company’s overall gross margin, but it is not used to evaluate and allocate resources to business units. This is demonstrated in the qualitative memos that accompany the management and financial reports provided to the CODM and to the Board where these measures are discussed in aggregate, not by business unit.

The direct selling costs reported for each business unit are primarily sales commissions, salesmen travel, sales events and samples. Direct selling costs do not include other significant costs of marketing, customer service, distribution, sales administrative support, inventory management, production management, purchasing, IT and other overhead expenses that benefit each business unit. Therefore the CODM does not consider this measure to be meaningful for purposes of making financially based operating decisions such as allocating resources. Rather, it is used purely for expense tracking relative to budgets and forecasts for controlling costs. This is evidenced by the fact that in the qualitative memos that accompany

March 29, 2006	Confidential Treatment Requested by
Mr. George F. Ohsiek, Jr.	Cutter & Buck Inc.

the management and financial reports provided to the CODM and to the Board discuss direct selling expenses in the aggregate relative to plans and relative to overall sales volumes, not by business unit.

The table below provides a history of revenue and gross margin by business unit for the past five years and through January 31, 2006.

*              Rule 83 confidential treatment request made by Cutter & Buck Inc.

(000)	FY01	FY02	FY03		FY04		FY05		Q1-Q3 FY06

Revenue (1)

Corporate	$68.5	$56.1	$54.6		$53.9		$56.9		$42.3
Golf	$58.6	$48.6	$42.7		$39.7		$34.8		$20.2
Specialty Retail	$25.4	$23.3	$22.2		$22.5		$23.5		$20.2
Consumer Direct (2)	$0.3	$0.6	$1.0		$1.4		$2.0		$4.1
International (3)	$10.3	$9.6	$4.1		$2.7		$3.1		$2.3
Other (4)	$9.8	$22.9	$7.1		$8.2		$6.3		$5.6
Overall Revenue	$172.9	$161.1	$131.7		$128.4		$126.6		$94.7

Gross Margin (1)

Corporate	(5)	(5)		*		*		*		*
Golf	(5)	(5)		*		*		*		*
Specialty Retail	(5)	(5)		*		*		*		*
Consumer Direct (2)	(5)	(5)		*		*		*		*
International (3)	(5)	(5)		*		*		*		*
Other (4)	(5)	(5)		*		*		*		*
Overall Gross Margin	(5)	(5)	42.4%		45.6%		47.9%		45.3%

(1)   None of the periods presented include revenue and gross margin from our retail stores that were closed in FY03 and have been reported as discontinued operations since FY03.

(2)   Consumer Direct includes ecommerce and our direct mail catalog operations. Revenue from this business unit was broken out for the first time in Q2 FY06. Prior to Q2 FY06 it was reported in Other. See further discussion below.

(3)   International includes both distributor and licensing revenue. See further discussion below.

(4)   Other includes liquidation and freight revenue and certain cost of sales and reserve items such as inventory valuation allowances, inventory standard cost variances, and adjustments to reserves for future returns and sales allowances that are not allocated across business units. See further discussion below.

(5)   The Company did not track gross margin by business unit until FY03.

March 29, 2006	Confidential Treatment Requested by
Mr. George F. Ohsiek, Jr.	Cutter & Buck Inc.

Each business unit may generate slightly higher or lower “direct gross margin” as compared with the overall average, but all material channels have historically been within a range of plus or minus approximately 5% of overall gross margin.

The Company’s International business unit includes both sales to international distributors and revenue from international and domestic licensing arrangements. Licensing revenue typically generates a gross margin higher than wholesale product sales. However, licensing revenue represent less than 2% of the Company’s overall net sales.

The Company’s Consumer Direct business unit sells directly to end-consumers at retail prices. The direct gross margin generated in this channel is typically higher than the Company’s other channels. However, through fiscal year 2005 revenue from this channel is less than 2% of the Company’s overall net sales. For fiscal year 2006 year-to-date revenue from this channel is 4.3%.

The Company’s Other business unit includes freight revenue and other miscellaneous revenue and cost of sales including liquidations. The Company liquidates out-of-season merchandise through its wholesale customers as part of its normal business cycle. Liquidation sales generate margins significantly lower than in-season sales. Liquidation sales are accounted for in the Company’s Other business unit to maintain visibility of non-liquidation sales in each of the other distribution channels. The out-of-season inventory that is liquidated is inventory that is available for sale by all of our distribution channels. Valuation allowances reduce the carrying value of the out-of-season inventory before it is liquidated. These valuation allowances are not allocated to the other channels.

As described in our previous correspondence, which we have expanded upon herein, we believe that we have one reportable operating segment due to the fact that our CODM evaluates and makes resource allocation decisions based on the overall financial performance of the Company. In addition, as described above, all of the material business units within our wholesale business segment, which account for approximately 90% of total sales, have similar economic characteristics and meet all of the criteria for aggregation per SFAS 131, paragraph 17. Therefore we believe that we are properly reporting them as one operating segment. We will continue to evaluate our position each quarter and will make changes to our reporting as required by the reporting guidance.

Confidential Treatment Request

In addition, we hereby request pursuant to 17 C.F.R.§200.83 that the above-identified provisions of this letter be maintained in confidence, not made a part of any public record and not be disclosed to any person as such provisions constitute confidential business information, the release of which would confer a competitive advantage to the Company’s rivals and potential customers, vendors and suppliers, causing substantial harm to the Company’s business. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone Ernest R. Johnson at (206) 830-6640 rather than rely on the United States mail for such notice. Mr. Johnson’s address is Cutter & Buck, 701 N. 34th Street, Suite 400, Seattle, WA 98103.

March 29, 2006	Confidential Treatment Requested by
Mr. George F. Ohsiek, Jr.	Cutter & Buck Inc.

We hope the above addresses your comments. If you have any questions, please contact me at (206) 830-6640.

Sincerely,

Cutter & Buck Inc.

/s/ Ernest R. Johnson
Ernest R. Johnson
Chief Executive Officer

cc:           SEC Office of Freedom of Information and Privacy Act Operations

Michael Gats, Chief Financial Officer

Lane Powell PC

Ernst & Young LLP

Attachment

March 29, 2006	Confidential Treatment Requested by
Mr. George F. Ohsiek, Jr.	Cutter & Buck Inc.

Attachment A

Organizational chart detailing our management structure under the chief operating decision maker.

March 29, 2006	Confidential Treatment Requested by
Mr. George F. Ohsiek, Jr.	Cutter & Buck Inc.